SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 GRG/GRGS Av. Graça Aranha, nº 26, 4th floor. 20030-900 Rio de Janeiro - RJ RCA 1027, of 08.07.2024 DEL-137 of 08.07.2024

CERTIFICATE

MINUTES OF THE THOUSAND AND TWENTY-SEVENTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ n.º 00001180/0001-26

It is hereby certified, for all due purposes, that the 1027th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was held at 2:00 p.m. on August 7, 2024 at the Eletrobras head office, located at Avenida Graça Aranha, No. 26, 20th floor, Centro, Rio de Janeiro – RJ, as called by the Chairman of the Board of Directors, pursuant to article 25, §4, of the Company’s Bylaws. The Board Member and Vice-Chairman FELIPE VILLELA DIAS (FVD) presided over the meeting. The Board Members ANA SILVIA CORSO MATTE (ASM), DANIEL ALVES FERREIRA (DAF), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL) participated in the meeting. The Chairman of the Board of Directors VICENTE FALCONI CAMPOS (VFC) was absent with justification. The council was secretarialized by the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ), with the participation of the Governance Officer BRUNO KLAPPER LOPES (BKL). INSTRUCTION: Support material was made available to Councilors through the Governance Portal. QUORUMS FOR INSTALLATION AND DECISIONS: The Board of Directors' deliberations must be held in the presence of the majority of its members (Articles of Incorporation, Article 25) and its deliberations must be taken, as a general rule, by the majority of those present, except in cases of qualified quorum set forth in Article 26 of the Articles of Incorporation. The meeting was installed with the presence of eight members, in compliance with the minimum quorum for installation of five members, and with a minimum quorum for taking deliberations of five members, except in cases where there is an explicit record of a change in the quorum of those present at the time of the deliberation. The prior declaration of a conflict of interest by the Board Member and/or his/her momentary absence from the conclave will result in his/her deduction for the purposes of calculating the respective minimum quorum for deliberation.

DEL-138/2024. 2QR24 Approval of the interim financial statements for the period ended 06/30/2024. RES 425, of 08/06/2024.

The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, pursuant to its powers, embodied in the deliberative proposal and decision of the Executive Board, in the supporting material and documents below, and based on the favorable opinion issued by the Statutory Audit and Risk Committee at its 338th meeting held on 08/07/2024, DELIBERED: Deliberative Proposal FRC-003, dated 08/06/2024; Executive Board Resolution No. 425, dated 08/07/2024.

1. Authorize the filing of Eletrobras' interim financial statements for the period ended June 30, 2024, approved by the Eletrobras Executive Board through RES-425, dated August 6, 2024.

Deliberative quorum: Unanimity, in accordance with the Executive Board's proposal (RES 425, dated 08/06/2024), with the CAE's favorable opinion recorded.

Closing and preparation of the minutes certificate: It is hereby recorded that the material relevant to the items deliberated at this Board of Directors Meeting is filed at the Company's headquarters. As there was no further business to discuss regarding DEL-138/2024, the Vice-Chairman VFC declared the related work closed and instructed the Secretary of Governance to prepare this Certificate, which, after being read and approved, will be signed by the same Secretary. The other deliberations made at this meeting were omitted from this certificate, as they relate to interests that are merely internal to the Company, a legitimate precaution, supported by the Administration's duty of confidentiality, according to the "caput" of article 155 of the Corporations Law, and are therefore outside the scope of the rule contained in § 1 of article 142 of the aforementioned Law. Present were: Chairman FELIPE VILLELA DIAS; Board Members ANA SILVIA CORSO MATTE, DANIEL ALVES FERREIRA, IVAN DE SOUZA MONTEIRO, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO; Secretary of Governance: FERNANDO KHOURY FRANCISCO JUNIOR. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Secretary of Governance of Eletrobras.

Rio de Janeiro, August 08, 2024.

FERNANDO KHOURY FRANCISCO JUNIOR

Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.